Filed by McGrath RentCorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: McGrath RentCorp

Commission File No. 000-13292

Date: January 30, 2024

Dear McGrath Team,

Following the news of our companies’ agreement announced yesterday, I’m reaching out directly to share why bringing our businesses together will be so beneficial.

Like McGrath, WillScot Mobile Mini offers space solutions across a broad range of customer segments across North America. We will remain separate companies until the transaction close and you will continue to hear directly from Joe and his leadership team on what to expect. In the meantime, I want to share some thoughts as we begin this collaboration.

First, we admire the exceptional value you provide customers and see great potential for both teams. With that growth, it will bring new career opportunities as part of a strong team serving more diverse customer segments.

Secondly, it’s encouraging that our companies share a similar culture and core values, as we are both well known for measuring success through our results and honoring our commitments to our customers and each other. McGrath refers to this value as “We do what we say we will do” and we share this value as remaining “Driven to excellence.”

As you have heard from your own leadership team, WillScot Mobile Mini has committed to retain all McGrath employees through the end of 2024 or six months after closing, whichever is later, and I want to reassure you that we fully support this decision. Our success together is dependent on the collective contributions from employees from both companies and together we will accomplish great things.

This is just the start of our collaboration, and there will be many more updates to share along the way.

I have truly enjoyed collaborating with Joe and his team in the discussions leading up to this announcement. On behalf of the entire WillScot Mobile Mini team, thank you for your dedication to your customers, colleagues and suppliers through this process.

Sincerely,

Bradley Soultz

Chief Executive Officer

WillScot Mobile Mini

Important Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the proposed acquisition of McGrath RentCorp (“McGrath”) by WillScot Mobile Mini (the “Proposed Transaction”). In connection with the Proposed Transaction, WillScot Mobile Mini will file a registration statement on Form S-4, which will contain a proxy statement of McGrath (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the U.S. Securities and Exchange Commission (the “SEC”) from time to time. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to McGrath’s shareholders. Investors and security holders will be able to obtain these documents (if and when available) free of charge from the SEC’s website at www.sec.gov. The documents filed by WillScot Mobile Mini with the SEC may also be obtained free of charge from WillScot Mobile Mini by requesting them by mail at WillScot Mobile Mini, 4646 E Van Buren St., Suite 400, Phoenix, Arizona 85008 Attn: Investor Relations. The documents filed by McGrath RentCorp may also be obtained free of charge from McGrath RentCorp by requesting them by mail at McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551 Attn: Investor Relations.

Participants in the Solicitation

WillScot Mobile Mini, McGrath and their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about WillScot Mobile Mini’s directors and executive officers is available in WillScot Mobile Mini’s proxy statement, dated April 17, 2023 for the 2023 Annual Meeting of Stockholders. Information about McGrath’s directors and executive officers is available in McGrath’s proxy statement, dated April 28, 2023, for its 2023 Annual Meeting of Shareholders. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction if and when they become available. Investors should read the proxy statement/prospectus carefully if and when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC, WillScot Mobile Mini or McGrath as indicated above.

Forward-Looking Statements

This communication contains forward-looking statements (including the guidance/outlook contained herein) within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimates,” “expects,” “anticipates,” “believes,” “forecasts,” “plans,” “intends,” “may,” “will,” “should,” “shall,” “outlook,” “guidance,” “see,” “have confidence” and variations of these words and similar expressions identify forward-looking statements, which are generally not historical in nature. Certain of these forward-looking statements include statements relating to: statements involving the proposed acquisition of McGrath, including anticipated time of closing, the expected scale, operating efficiency and synergies, stockholder, employee and customer benefits, the expected impact on our employees, the amount and timing of revenue and expense synergies, future financial benefits and operating results, and expectations relating to the combined customer base and rental fleet. Forward-looking statements are subject to a number of risks, uncertainties, assumptions and other important factors, many of which are outside our and WillScot Mobile Mini’s control, which could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Although the Company believes that these forward-looking statements are based on reasonable assumptions, they are predictions and we can give no assurance that any such forward-looking statement will materialize. Important factors that may affect actual results or outcomes include, among others, WillScot Mobile Mini’s ability to acquire and integrate new assets and operations; WillScot Mobile Mini’s ability to judge the demand outlook; WillScot Mobile Mini’s ability to achieve planned synergies related to acquisitions; regulatory approvals, WillScot Mobile Mini’s ability to successfully execute WillScot Mobile Mini’s growth strategy, manage growth and execute WillScot Mobile Mini’s business plan; WillScot Mobile Mini’s estimates of the size of the markets for the products of the combined company; the rate and degree of market acceptance of the products of the combined property; the success of other competing modular space and portable storage solutions that exist or may become available; rising costs and inflationary pressures adversely affecting WillScot Mobile Mini’s profitability;

potential litigation; general economic and market conditions impacting demand for products and services of the combined company and WillScot Mobile Mini’s ability to benefit from an inflationary environment; our ability to maintain an effective system of internal controls; and such other risks and uncertainties described in the periodic reports filed by McGrath and WillScot Mobile Mini with the SEC from time to time (including the respective Form 10-K for the year ended December 31, 2022), which are available through the SEC’s EDGAR system at www.sec.gov and on our websites. Any forward-looking statement speaks only at the date on which it is made, and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.